Exhibit 99.1

Eco Wave Power Signs a Wave Energy Power Station Sale Agreement with Taiwanese Lian Tat for its First Onshore Wave Energy Project in Asia

The Project is Expected to Commence with a Landmark 100KW Pilot Project, and Gradually Expand to 20MW, Followed by an Ambitious Target of 400MW of Commercial Capacity on the Taiwanese Coastline.

TEL AVIV, Israel (October 7, 2024) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company announced today that it signed an agreement for the sale of the first wave energy generation unit with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company (“Lian Tat”), a leading maritime engineering company, with the purpose of bringing Eco Wave Power’s wave energy technology to Taiwan.

According to the terms of the agreement, I-Ke will be providing the full financing for the 100KW pilot project, by buying a turnkey conversion unit from Eco Wave Power. This conversion unit for the 100KW wave energy power station includes all the hydraulic and electric conversion parts, coupled with the smart control and automation system.

I-Ke has identified the location for the first pilot station of 100KW installed capacity on the east coast of Taiwan (along with an additional 83 potentially suitable sites) and it is responsible for obtaining permits, land use consents and any licensing and approvals necessary to complete the installation of the planned wave energy projects. Moreover, I-Ke will locally produce the floaters, hydraulic cylinders and all other components of the technology, which are located on the seaside of the marine structure. I-Ke believes this will position Taiwan as the hub for later stage expansion into other Asia Pacific regions.

This newly signed agreement, which is based on a memorandum of understanding (MOU) that was signed between Lian Tat and Eco Wave Power in June 2023, will leverage Eco Wave Power’s wave energy conversion technology, which has been deployed in several locations worldwide (such as Gibraltar, Israel, and soon in Los Angeles and Portugal), to maximize energy extraction and optimize the project’s performance for the Taiwanese coastline.

According to a press statement made by I-Ke, the first stage of the project will be the development of a 20 MW wave energy power station in Taiwan, beginning with a 100KW pilot and expanding in stages to a total targeted installed commercial capacity of 400 MW.

To announce Eco Wave Power’s first official step into the Asian market, representatives from Eco Wave Power, Lian Tat and I-Ke held a joint press conference in Taipei, Taiwan, on Friday, the 4th of October 2024, where CY Huang, the Chairman of Lian Tat stated:

“Taiwan is an island country with a coastline of 1,566 kilometres, with high potential for the installation of marine energy. The construction of Eco Wave Power’s project is relatively easy, and I believe that it will be a significant stepping stone for the development of green electricity in Taiwan. I also think that this will allow Taiwan to break away from existing renewable energy restrictions and develop in the direction of diversified renewable energy. As a result, we have already completed the site selection process and once the 100KW demonstration site is built, with positive results, our target is to expand it to 20MW, and we will continue to push up to more than 400MW of wave energy installed capacity.”

Mr. Huang added that the government’s renewable energy policy and installation capacity are getting more ambitious year by year, which is evident by the setting of a marine energy wholesale purchase rate of TWD 7.32 (equivalent to USD 0.23), and that he believes that through this innovative development of ocean energy, the domestic energy industry will be further upgraded and transformed.

Inna Braverman, Founder and CEO of Eco Wave Power stated: “I would like to thank CY and his companies--Lian Tat and I-Ke for the warm hospitality. I am certain that Eco Wave Power’s official visit in Taiwan and the signing of this official collaboration agreement between our companies is the beginning of a true friendship and a productive business collaboration. Taiwan is extremely suitable for the implementation of Eco Wave Power’s pioneering technology, as it has more than 1500 km of coastline, coupled with significant wave heights and very impressive local technological skills. Due to Taiwan’s impressive technological abilities, we plan to produce our floaters locally, thereby creating not only clean electricity from the waves, but also new wave-energy related workplaces.”

“I believe that this new collaboration will not only be a win-win collaboration for both parties but will also serve as a pioneering step towards the implementation and adaptation of wave energy all over Asia, as this will be the first onshore wave energy array in the region. So let’s change the world together- One Wave at a Time!” added Ms. Braverman.

Mr. CY Huang, a respected leader in the maritime space, has long advocated for and helped to bring clean energy to Taiwan. Since being named the company’s chairman in 2016, Mr. Huang has led Lian Tat’s transformation into a renewable energy solutions provider. Lian Tat works to find renewable energy resources to help Taiwan achieve its clean energy goals and answer the maritime industry’s calls for decarbonization and lowering pollution levels. Mr. Huang, who also serves as president of investment banking firm FCC Partners, is one of the key leaders in the investment banking industry in Asia. In 2020, Mr. Huang spearheaded the launch of the Mediterranean and Asian Marine Alliance, which helps foster ocean-related research and solutions. The alliance seeks to connect with Israeli ocean research to improve Taiwan’s participation in maritime affairs globally.

About Lian Tat Company

Lian Tat Company (“LTC”) was established in March 12, 1959. Since its inception, it has been acting as a resource integrator by sourcing machinery tools and turnkey equipment from Europe and USA to assist the industrialization of local companies.

Since 1980, LTC expanded its business scope to source diesel engines for marine and power plant applications by associating with leading brands such as MAN, MTU, and Alstom. Its customers include the Taiwanese Navy, Customs, and Coast Guard, the Taiwan Power Company, shipping companies, such as Evergreen, and ferry owners and operators.

Establishing a full-fledged marine engine service workshop in 1994, LTC set a new milestone in its history. With establishment of the workshop, and a strong service team providing timely on-site and workshop service, LTC has created unparalleled sales and service records for the fleets of Taiwanese Navy and Coast Guard.

More recently, LTC has undergone a transformation and ventured into new industries, such as renewable energy and offshore wind power maritime engineering. Its objective is to synergize with the domestic maritime industry by integrating talent and resources, while also forging collaborative partnerships.

About I-Ke International Ocean Energy

I-Ke International Ocean Energy is a wholly owned subsidiary of Lian Tat Company. It benefits from the maritime expertise of its parent company and aims to introduce commercial wave power generation equipment domestically. Its mission is to promote clean and pollution-free green energy in Taiwan.

Chairman CY Huang of Lian Tat Company established I-Ke International Ocean Energy in 2023, and it specializes in the development, execution, construction, and operation of wave power projects in Taiwan. Last year, upon signing the MoU with Eco Wave Power, it immediately began evaluating wave power generation projects, negotiated the installation location as well as collected data on 83 to 100 other potential sites in Taiwan, including offshore islands

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.” The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com

For more information, please contact the Company at:

info@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses I-Ke’s belief that this project will position Taiwan as the hub for later stage expansion into other Asia Pacific regions, that the newly signed agreement will leverage Eco Wave Power’s wave energy conversion technology, that Taiwan has a high potential for the installation of marine energy, that the construction of Eco Wave Power’s project is relatively easy, Lian Tat’s belief that it will be a significant stepping stone for the development of green electricity in Taiwan, that Taiwan will break away from existing renewable energy restrictions and develop in the direction of diversified renewable energy and that through this innovative development of ocean energy, its domestic energy industry will be further upgraded and transformed, the various stages of the project, Eco Wave Power’s belief that this new collaboration will not only be a win-win collaboration for both parties but will also serve as a pioneering step towards the implementation and adaptation of wave energy all over Asia, as this will be the first onshore wave energy array in the region. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.